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                                                            Exhibit 20.2

Southern California Edison
An Edison International Company

For Immediate Release
                                                   Contact:  Kevin Kelly
                                                          (818) 302-7970
                          World Wide Web Address: http://www.edisonx.com


      Edison Applauds Gov. Wilson's Signing of Historic Electricity
                           Restructuring Bill


      ROSEMEAD, Calif., September 23, 1996 -- Southern California Edison today commended Governor Pete Wilson for signing the widely supported Assembly Bill 1890, which will dramatically restructure the electricity industry statewide.

      "This historic legislation is the product of consensus building and compromise," said John E. Bryson, Edison's chairman and chief executive officer. "We commend Governor Wilson, the State Legislature, the numerous customer groups, other utilities, municipalities and other stakeholders for their hard work and cooperative spirit in the formation of this new law.

      "The new legislation ensures a timely and fair transition to a competitive electricity market," Bryson said. "Moreover, it will help lower rates for millions of customers and provides a fair opportunity for utilities to compete to serve customers in a restructured energy marketplace."

      The restructuring legislation garnered broad support among various stakeholders, because:

      o it provides for a rapid and orderly transition to a competitive marketplace in power generation;

      o it assures an open and transparent power marketplace serving both large and small customers;

      o it provides substantial early rate relief for the state's residential and small commercial consumers;

      o     it will help protect system reliability;

      o it treats utility employees fairly and recognizes their valuable contributions to maintaining reliable electric service in the state;

      o it removes uncertainties concerning the timing of the transition;

      o it provides utilities with a fair opportunity to recover costs they incurred in meeting their legal obligation to serve all customers under the state's regulatory system.

      The new law will open electric power generation in California to competition while leaving in place the regulated system of transmission and distribution of power. This new, competitive generation market should contribute to lowering electric rates for all consumers.
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      "We accept the challenges involved in moving into the new
competitive marketplace, and with the skills and experience of Edison employees, our focus on high-quality service and reliability, and our enduring, long-term commitment to California, we will succeed."

      The new law is generally consistent with the California Public Utilities Commission's (CPUC) Dec. 20, 1995 restructuring order. The CPUC, Federal Energy Regulatory Commission, U.S. Department of Energy, and state of California, as well as other governmental and regulatory agencies, each have oversight relative to specific aspects of the state's electric power industry.


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Southern California Edison is one of the five Edison International
Companies. It is the nation's second largest electric utility, serving more than 11 million people in a 50,000-square-mile area within central, coastal and southern California. The other related companies are Edison Mission Energy, Edison Capital, Edison Source, and Edison EV (Electric Vehicles).